

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Gregory T. Barnum
Chief Financial Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317

> **Re: Datalink Corporation**
> **Registration Statement on Form S-3**
> **Filed May 18, 2010**
> **File No. 333-166915**

Dear Mr. Barnum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to you registration statement and the information you provided in response to these comments, we may have additional comments.

Description of Debt Securities, page 15

1.   In the first full paragraph on page 16, you state that you may issue debt securities upon conversion of or in exchange for other securities. We note that Form S-3 is not available for exchange transactions and is only available for conversions with respect to outstanding convertible securities. Please revise this disclosure or advise. Refer to General Instructions I.B.1 and I.B.4 of Form S-3.

2.   At the top of page 18, you state that offered debt securities may be converted into or exchanged for shares of your capital stock or other securities of any other person. Convertible securities may not be issued convertible for "capital stock" or "other securities" that have not been registered under this registration statement, unless the convertible securities convertible into such other securities are not legally exercisable immediately or within one year of the date of sale of the convertible security. All of

the underlying classes of securities to which the convertible securities relate must be
identified in the registration statement. Please revise this disclosure or advise.

Exhibit 5.1

3.   The legal opinion you have filed is limited to the laws of the state of Minnesota and
        the federal laws of the United States. However, Section 112 of the indenture provides
        that the indenture is to be governed by the laws of the state of New York. As
        counsel's opinion must properly address the enforceability of debt securities issued
        pursuant to the indenture, please file a revised opinion which covers New York law.
        See Item 601(b)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of
the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the
proposed public offering of the securities specified in the above registration statement.
Please allow adequate time for us to review any amendment prior to the requested effective
date of the registration statement.

Mr. Barnum
Datalink Corporation
June 14, 2010

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, or me at (202) 551-3503 with any other questions.

Sincerely,

David L. Orlic
Staff Attorney

cc: Jeffrey C. Robbins
       Messerli & Kramer P.A.